UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023.

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement.

On April 24, 2023, Freight Technologies Inc. (the “Company”) entered into a Debt Modification Agreement (the “Agreement”) with Freight Opportunities LLC (the “Investor”) which modifies the January 3, 2023 Securities Purchase Agreement (the “SPA”) entered into by the parties. The Agreement re-defines the “Funding Amount” as $9,000,000 and amends the corresponding terms relating to the notes and tranches in Sections 2.1 and 2.2 of the SPA. Concurrently with the execution and delivery of the Agreement, the Investor is exercising its option thereunder to fund an additional $1,050,000.

The foregoing does not purport to be a complete description of the Agreement and is qualified in its entirety by reference to the full text of the Agreement and the form of Amended and Restated Convertible Promissory Note, which are filed as Exhibits 10.1 and 10.2, respectively, and incorporated herein by reference.

Financial Statements and Exhibits

Exhibits

Exhibit No.	Description

10.1	Debt Modification Agreement.
10.2	Form of Amended and Restated Convertible Promissory Note.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2023	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer